UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)*


                       Dreyer's Grand Ice Cream, Inc.
 -----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
 -----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  26187810
                               -------------
                               (CUSIP Number)

                           Nancy E. Barton, Esq.
                    General Electric Capital Corporation
                            260 Long Ridge Road
                             Stamford, CT 06927
                               (203) 961-5523

                               Alan M. Lewis
                       General Electric Pension Trust
                               P.O. Box 7900
                             3003 Summer Street
                             Stamford, CT 06904
                               (203) 326-2313



 -----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)


                                July 5, 2001
 -----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing Person(s) has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26187810               13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    General Electric Capital Corporation (I.R.S. #13-1500700)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           2,899,999

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         1,199,999

                10  SHARED DISPOSITIVE POWER

                    1,700,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    2,899,999

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%

14  TYPE OF REPORTING PERSONS (See Instructions)

        CO

CUSIP No. 26187810               13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    General Electric Pension Trust (I.R.S. #14-6015763)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,172,989

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         0

                10  SHARED DISPOSITIVE POWER

                     1,172,989

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    1,172,989, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 2,899,999.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.4%, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 8.4%.

14  TYPE OF REPORTING PERSON (See Instructions)

        EP

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    GE Investment Private Placement Partners I, Limited Partnership (I.R.S. #06-1305217)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,727,010

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH        0

                10  SHARED DISPOSITIVE POWER

                    1,727,010

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

   1,727,010, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 2,899,999.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.0%, or if General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership are deemed to be a group, then 8.4%.

14  TYPE OF REPORTING PERSON (See Instructions)

        PN EP

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    GE Asset Management Incorporated (formerly known as GE Investment Management Incorporated), as General Partner of GE Investment Private Placement Partners I, Limited Partnership and as Investment Manager of General Electric Pension Trust (I.R.S. #06-1238874)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,899,999

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,899,999

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    2,899,999

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     General Electric Capital Services, Inc. (formerly known as General Electric Financial Services, Inc.) (I.R.S. #06-1109503)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed (see 11 below).

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         Disclaimed (see 11 below).

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable (see 11 above).

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

CUSIP No. 26187810                13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     General Electric Company (I.R.S. #14-0689340)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    Not applicable.

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           Disclaimed (see 11 below).

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSONS WITH         Disclaimed (see 11 below).

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    Beneficial ownership of all shares disclaimed by General Electric Company.


12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
    EXCLUDES CERTAIN SHARES  (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not applicable (see 11 above).

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by General Electric Capital Corporation, a Delaware corporation ("GECC"), General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investment Private Placement Partners I, Limited Partnership, a Delaware limited partnership ("GEIPPP"), GE Asset Management Incorporated, a Delaware corporation and a wholly owned subsidiary of General Electric Company ("GEAM"), General Electric Capital Services, Inc., a Delaware corporation and General Electric Company, a New York corporation on July 12, 1993 and amended on both May 24, 1994 and December 10, 1997, relating to the common stock, par value $1.00 per share (the "Common Stock") of Dreyer's Grand Ice Cream, Inc., a Delaware corporation (the "Company"). All prior references to GE Investment Management Incorporated or GEIM contained in the Schedule 13D and prior amendments thereto shall henceforth be deemed to be references to GE Asset Management Incorporated, or GEAM (as successor to GEIM), respectively. All prior references to GECC as a New York corporation contained in the
Schedule 13D and prior amendments thereto shall now be deemed to be references to GECC as a Delaware corporation as a result of a reincorporation of such company which was effected on July 2, 2001. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

The Schedule 13D is amended in the following manner:

Item 1.     Security and Issuer.
------      -------------------

            Item 1 is hereby amended by adding the following at the end thereof: "On June 19, 2001, GEPT, GEIPPP and GECC each exercised its right, pursuant to Section 8(b) of the Company's Certificate of Designation of its Series A Preferred Stock, to convert each of the 1,007,521.630 shares of the Series A Preferred Stock held by GEPT, GEIPPP and GECC into 5,799,998 shares of the Company's Common Stock. As a result, before the consummation of the transaction contemplated in Item 6 of this Amendment, the Reporting Persons beneficially own, in the aggregate, 5,799,998 of the 34,377,998 total shares of Common Stock outstanding.

Item 2.     Identity and Background.
------      -----------------------

            Item 2 is hereby amended and supplemented as follows:

            FIRST:
            All prior references to GECC in any of Item 2, 2(a), 2(b) or 2(c) as a New York corporation shall now be deemed to be references to GECC as a Delaware corporation as a result of a reincorporation of such company which was effected on July 2, 2001.

            SECOND:
            By deleting the first paragraph thereof in its entirety and replacing it with the following:

            "This statement is filed by General Electric Capital Corporation, a Delaware corporation ("GECC"), GE Asset Management Incorporated, a Delaware corporation ("GEAM") General Electric Capital Services, Inc. a Delaware corporation ("GECS"), General Electric Company, a New York corporation ("GE"), General Electric Pension Trust, a New York common law trust ("GEPT") and GE Investment Private Placement Partners I, Limited Partnership, a Delaware limited partnership ("GEIPPP"). GECC, GEAM, GECS, GE, GEPT and GEIPPP are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

            THIRD: By adding the following as the fourth paragraph under the heading "Item 2(a), (b), (c)": "GEAM is a Delaware corporation with its principal executive offices at 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904. GEAM is a registered investment advisor and acts as the General Partner of GEIPPP and as the Investment Manager of GEPT."

            FOURTH:
            By deleting the paragraph under the heading "Item 2(f)" in its entirety and replacing it with the following: "The information set forth on Schedules II-VI hereof is incorporated herein by reference."

Item 3.     Source and Amount of Funds or Other Consideration.
------      -------------------------------------------------

            Unchanged.

Item 4.     Purpose of Transaction.
------      ----------------------

            Unchanged.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

            Item 5 is hereby amended and supplemented by:

            FIRST:
            Deleting paragraph (a) in its entirety and replacing it with the following:

            (a) (i) GECC beneficially owns 2,899,999 shares of Common Stock, representing 8.4%1 of the shares of Common Stock; (ii) GEPT beneficially owns 1,172,989 shares of Common Stock, representing 3.4% of the shares of Common Stock and (iii) GEIPPP beneficially owns 1,727,010 shares of Common Stock, representing 5.0% of the shares of Common Stock.

                 GEPT, GEAM and GEIPPP may constitute a group as such term
            is used in Section 13(d)(3) of the Exchange Act. If GEPT, GEAM and GEIPPP were deemed to constitute a group, the 2,899,999 shares of Common Stock held by GEPT and GEIPPP in the aggregate would represent 8.4% of the shares of Common Stock. The 5,799,998 shares of Common Stock beneficially owned by GECC, GEAM, GEPT and GEIPPP in the aggregate would represent 16.87% of the shares of Common Stock.

            SECOND: Adding the following to the end of paragraph (b): "GEPT and GEAM, its Investment Manager, share voting and dispositive power over all of the shares held by GEPT. As a result of the agreement described in Item 6, (i) GECC shares dispositive power over 1,700,000 of the shares held by GECC, (ii) GEPT (along with GEAM) shares dispositive power over 687,616 of the shares held by GEPT and (iii) GEIPPP (along with GEAM) shares dispositive power over 1,012,384 shares held by GEIPPP."

Item 6.     Contracts Arrangements, Understandings or Relationships With
------      Respect to Securities of the Issuer.
            -----------------------------------

            Item 6 is hereby amended and supplemented by adding the following at the end thereof:

            On July 5, 2001, Nestle Holdings, Inc. ("Holdings") entered into a Share Purchase Agreement to purchase an aggregate 3,400,000 shares of Common Stock, representing 9.89% of the total shares of Common Stock outstanding, from General Electric Capital Corporation, General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership (the "GE Parties") in exchange for an aggregate consideration of $107,100,000 in cash. Consummation of such purchases of shares of Common Stock is conditioned on the expiration or termination of the waiting period imposed under the Hart-Scott-Rodino Improvements Act of 1976, as amended.

Item 7.     Material to be Filed as Exhibits.
------      --------------------------------

            Item 7 is hereby amended and supplemented by adding the following:

     Exhibit 11: Share Purchase Agreement by and between GECC, GEPT, GEIPPP and Nestle Holdings, Inc., dated as of July 5, 2001.

     Exhibit 12: Power of Attorney of General Electric Company, dated as of February 22, 2000.

     Exhibit 13: Power of Attorney of General Electric Capital Services, Inc., dated as of February 22, 2000.

Schedules:
---------

Schedules I, II, III, IV, V and VI are replaced in their entirety by Schedules I, II, III, IV, V and VI, attached hereto.

                               EXHIBIT INDEX
                               -------------

EXHIBIT 11: Share Purchase Agreement by and between GECC, GEPT, GEIPPP and
            Nestle Holdings, Inc., dated as of July 5, 2001.

EXHIBIT 12: Power of Attorney of General Electric Company, dated as of February 22, 2000.

EXHIBIT 13: Power of Attorney of General Electric Capital Services, Inc.,
            dated as of February 22, 2000.

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GENERAL ELECTRIC CAPITAL CORPORATION


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Department Operations Manager


                                GENERAL ELECTRIC PENSION TRUST


                                By:  GE Asset Management Incorporated,
                                its Investment Manager


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President

                                GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                LIMITED PARTNERSHIP

                                By: GE Asset Management Incorporated,
                                its General Partner


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GE ASSET MANAGEMENT INCORPORATED


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


                                GENERAL ELECTRIC COMPANY


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


Dated:  July 6, 2001

                                                                   Schedule I

                           JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 3 to the Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of shares of Common Stock of Dreyer's Grand Ice Cream, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated:  July 6, 2001

                                GENERAL ELECTRIC CAPITAL CORPORATION


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Department Operations Manager


                                GENERAL ELECTRIC PENSION TRUST


                                By:  GE Asset Management Incorporated,
                                its Investment Manager


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President


                                GE INVESTMENT PRIVATE PLACEMENT PARTNERS I,
                                LIMITED PARTNERSHIP

                                By: GE Asset Management Incorporated,
                                its General Partner


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President



                                GE ASSET MANAGEMENT INCORPORATED


                                By: /s/ Patrick J. McNeela
                                   --------------------------------------
                                   Name:   Patrick J. McNeela
                                   Title:  Vice President



                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


                                GENERAL ELECTRIC COMPANY


                                By: /s/ Jonathan K. Sprole
                                   --------------------------------------
                                   Name:   Jonathan K. Sprole
                                   Title:  Attorney-in-Fact


                                                                                                           Schedule II

                                                 General Electric Capital Corporation
                                                 ------------------------------------


Directors                           Citizenship        Principal Occupation
---------                           -----------        --------------------


Nancy E. Barton                      USA            Senior Vice President, General
Director                                            Counsel and Secretary
                                                    GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927


Ferdinando Beccalli                  Italy          Executive Vice President
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James R. Bunt                        USA            Vice President and Treasurer
Director                                            GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

David L. Calhoun                     USA            Chief Executive Officer
Director                                            GE Aircraft Engines
                                                    1 Neumann Way
                                                    Cincinnati, OH  45215

Dennis D. Dammerman                  USA            Vice Chairman and Executive Officer
Director                                            GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Scott C. Donnelly                    USA            Senior Vice President
Director                                            General Electric CR&D
                                                    One Research Circle
                                                    Niskayuna, NY

Michael D. Fraizer                   USA            President & CEO
Director                                            GE Financial Assurance
                                                    6604 W. Broad Street
                                                    Richmond, VA  23230

Benjamin W. Heineman                 USA            Senior Vice President, General
Director                                            Counsel and Secretary
                                                    GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Jeffrey R. Immelt                    USA            President and Chairman-Elect
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431


John H. Myers                        USA            Chairman and President
Director                                            GE Investment Corporation
                                                    3003 Summer Street, 7th Fl.
                                                    Stamford, CT  06905

Denis J. Nayden                      USA            Chairman and CEO
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Michael A. Neal                      USA            President and COO
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Parke                       USA            Vice Chairman & Chief Financial Officer
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Ronald R. Pressman                   USA            Chairman, President & CEO
Director                                            Employers Reinsurance Corporation
                                                    5200 Metcalf
                                                    Overland Park, KS  66204

Gary M. Reiner                       USA            Sr. Vice President & Chief Information Officer
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

John M. Samuels                      USA            Vice President and Senior Counsel, Corporate Taxes
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Keith S. Sherin                      USA            Senior Vice President, Finance & Chief Financial Officer
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Edward D. Stewart                    USA            Executive Vice President
Director                                            GE Capital Corporation
                                                    1600 Summer Street
                                                    Stamford, CT  06927

John F. Welch, Jr.                   USA            Chairman and Chief Executive Officer
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Robert C. Wright                     USA            President and Chief Executive Officer
Director                                            NBC
                                                    30 Rockefeller Plaza, 52nd Floor
                                                    New York, NY  10112


Executive Officers                  Citizenship        Principal Occupation
------------------                  -----------        --------------------

Denis J. Nayden                      USA            Chairman and CEO
Chairman and Chief Executive                        GE Capital Corporation
Officer                                             260 Long Ridge Road
                                                    Stamford, CT  06927

Michael A. Neal                      USA            President and COO
President and Chief Operating                       GE Capital Corporation
Officer                                             260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Parke                       USA            Vice Chairman & Chief Financial Officer
Vice Chairman and                                   GE Capital Corporation
Chief Financial Officer                             260 Long Ridge Road
                                                    Stamford, CT  06927

Ferdinando Beccalli                  USA            Executive Vice President
Executive Vice President                            General Electric Capital
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Edward D. Stewart                    USA            Executive Vice President
Executive Vice President                            GE Capital Corporation
                                                    1600 Summer Street
                                                    Stamford, CT  06927

Nancy E. Barton                      USA            Senior Vice President, General
Senior Vice President,                              Counsel and Secretary
General Counsel and Secretary                       GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Colica                      USA            Senior Vice President, Global Risk
Senior Vice President                               Management
                                                    GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Richard D'Avino                      USA            Senior Vice President, Taxes
Senior Vice President, Taxes                        GE Capital Corporation
                                                    777 Long Ridge Road
                                                    Stamford, CT  06927

Robert L. Lewis                      USA            Senior Vice President, Structured
Senior Vice President                               Finance Group
                                                    GE Capital Corporation
                                                    120 Long Ridge Road
                                                    Stamford, CT  06927

David R. Nissen                      USA            Senior Vice President, Global
Senior Vice President                               Consumer Finance
                                                    GE Capital Corporation
                                                    1600 Summer Street
                                                    Stamford, CT  06927

Marc J. Saperstein                   USA            Senior Vice President, Human Resources
Senior Vice President                               General Electric Capital
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Jeffrey S. Werner                    USA            Sr. Vice President, Corp.Treasury & Global
Senior Vice President                               Funding Op.
                                                    GE Capital Corporation
                                                    201 High Ridge Road
                                                    Stamford, CT  06927

Joan C. Amble                        USA            Vice President and Controller
Vice President and Controller                       GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927


                                                                                                           Schedule III

                                                General Electric Capital Services, Inc.



Directors                           Citizenship        Principal Occupation
---------                           -----------        --------------------

Nancy E. Barton                      USA            Senior Vice President, General
Director                                            Counsel and Secretary
                                                    GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Ferdinando Beccalli                  Italy          Executive Vice President
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James R. Bunt                        USA            Vice President and Treasurer
Director                                            GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

David L. Calhoun                     USA            Chief Executive Officer
Director                                            GE Aircraft Engines
                                                    1 Neumann Way
                                                    Cincinnati, OH  45215

Dennis D. Dammerman                  USA            Vice Chairman and Executive Officer
Director                                            GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Scott C. Donnelly                    USA            Senior Vice President
Director                                            General Electric CR&D
                                                    One Research Circle
                                                    Niskayuna, NY

Michael D. Fraizer                   USA            President & CEO
Director                                            GE Financial Assurance
                                                    6604 W. Broad Street
                                                    Richmond, VA  23230

Benjamin W. Heineman,                USA            Senior Vice President, General Counsel and
Director                                            Secretary
                                                    GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Jeffrey R. Immelt                    USA            President and Chairman-Elect
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

John H. Myers                        USA            Chairman and President
Director                                            GE Investment Corporation
                                                    3003 Summer Street, 7th Fl.
                                                    Stamford, CT  06905

Denis J. Nayden                      USA            Chairman and CEO
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Michael A. Neal                      USA            President and COO
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Parke                       USA            Vice Chairman & Chief Financial Officer
Director                                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Ronald R. Pressman                   USA            Chairman, President & CEO
Director                                            Employers Reinsurance Corporation
                                                    5200 Metcalf
                                                    Overland Park, KS  66204

Gary M. Reiner                       USA            Sr. Vice President & Chief Information Officer
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

John M. Samuels                      USA            Vice President and Senior Counsel,
Director                                            Corporate Taxes
                                                    General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Keith S. Sherin                      USA            Senior Vice President, Finance & Chief
Director                                            Financial Officer
                                                    General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Edward D. Stewart                    USA            Executive Vice President
Director                                            GE Capital Corporation
                                                    1600 Summer Street
                                                    Stamford, CT  06927

John F. Welch, Jr.                   USA            Chairman and Chief Executive Officer
Director                                            General Electric Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Robert C. Wright                     USA            President and Chief Executive Officer
Director                                            NBC
                                                    30 Rockefeller Plaza, 52nd Floor
                                                    New York, NY  10112



Executive Officers                  Citizenship        Principal Occupation
------------------                  -----------        --------------------

Dennis D. Dammerman                  USA            Vice Chairman and Executive Officer
Chairman of the Board                               GE Company
                                                    3135 Easton Turnpike
                                                    Fairfield, CT  06431

Denis J. Nayden                      USA            Chairman and CEO
President                                           GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Parke                       USA            Vice Chairman & Chief Financial Officer
Executive Vice President and                        GE Capital Corporation
Chief Financial Officer                             260 Long Ridge Road
                                                    Stamford, CT  06927

Ferdinando Beccalli                  USA            Executive Vice President
Executive Vice President                            General Electric Capital
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Michael D. Fraizer                   USA            President & CEO
Executive Vice President                            GE Financial Assurance
                                                    6604 W. Broad Street
                                                    Richmond, VA  23230

Michael A. Neal                      USA            President and COO
Executive Vice President                            GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Ronald R. Pressman                   USA            Chairman, President & CEO
Executive Vice President                            Employers Reinsurance Corporation
                                                    5200 Metcalf
                                                    Overland Park, KS  66204

Edward D. Stewart                    USA            Executive Vice President
Executive Vice President                            GE Capital Corporation
                                                    1600 Summer Street
                                                    Stamford, CT  06927

Nancy E. Barton                      USA            Senior Vice President, General
Senior Vice President,                              Counsel and Secretary
General Counsel and Secretary                       GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

James A. Colica                      USA            Senior Vice President, Global Risk
Senior Vice President                               Management
                                                    GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Richard D'Avino                      USA            Senior Vice President, Taxes
Senior Vice President, Taxes                        GE Capital Corporation
                                                    777 Long Ridge Road
                                                    Stamford, CT  06927

Marc J. Saperstein                   USA            Senior Vice President, Human Resources
Senior Vice President                               General Electric Capital
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Jeffrey S. Werner                    USA            Sr. Vice President, Corp. Treasury & Global
Senior Vice President                               Funding Op.
                                                    GE Capital Corporation
                                                    201 High Ridge Road
                                                    Stamford, CT  06927

Joan C. Amble                        USA            Vice President and Controller
Vice President and Controller                       GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Barbara E. Daniele                   USA            Vice President and Senior Litigation
Vice President and Senior                           Counsel
Litigation Counsel                                  GE Capital Corporation
                                                    260 Long Ridge Road
                                                    Stamford, CT  06927

Steven F. Kluger                     USA            Vice President, Capital Markets Services
Vice President                                      GE Capital Corporation
                                                    3001 Summer Street
                                                    Stamford, CT  06927


                                                                                                           Schedule IV

                                                       General Electric Company



                                               DIRECTORS

                            PRESENT                                    PRESENT
NAME                        BUSINESS ADDRESS                           PRINCIPAL OCCUPATION


J.I.Cash, Jr.               Harvard Business School                    Professor of Business
                            Morgan Hall                                Administration-Graduate
                            Soldiers Field Road                        School of Business
                            Boston, MA 02163                           Administration, Harvard
                                                                       University

S.S. Cathcart               222 Wisconsin Avenue                       Retired Chairman,
                            Suite 103                                  Illinois Tool Works
                            Lake Forest, IL 60045

D.D. Dammerman              General Electric Company                   Vice Chairman of the Board and
                            3135 Easton Turnpike                       Executive Officer, General
                            Fairfield, CT 06431                        Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

P. Fresco                   Fiat SpA                                   Chairman of the Board,
                            via Nizza 250                              Fiat SpA
                            10126 Torino, Italy

A. M. Fudge                 555 South Broadway
                            Tarrytown, NY  10591

C.X. Gonzalez               Kimberly-Clark de Mexico,                  Chairman of the Board
                             S.A. de C.V.                              and Chief Executive Officer,
                            Jose Luis Lagrange 103,                    Kimberly-Clark de Mexico,
                            Tercero Piso                               S.A. de C.V.
                            Colonia Los Morales
                            Mexico, D.F. 11510, Mexico

J.R. Immelt                 General Electric Company                   President
                            3135 Easton Turnpike                       General Electric Company
                            Fairfield, CT 06431

A. Jung                     Avon Products, Inc.                        President and Chief
                            1345 Avenue of the Americas                Executive Officer,
                            New York, NY  10105                        Avon Products, Inc.

K.G. Langone                Invemed Associates, Inc.                   Chairman, President and Chief
                            375 Park Avenue                            Executive Officer,
                            New York, NY  10152                        Invemed Associates, Inc.

R.B. Lazarus                Ogilvy & Mather Worldwide                  Chairman and Chief
                            309 West 49th Street                       Executive Officer
                            New York, NY 10019-7316

S.G. McNealy                Sun Microsystems, Inc.                     Chairman, President and Chief
                            901 San Antonio Road                       Executive Officer,
                            Palo Alto, CA 94303-4900                   Sun Microsystems, Inc.

G.G. Michelson              Federated Department Stores                Former Member of the
                            151 West 34th Street                       Board of Directors,
                            New York, NY 10001                         Federated Department
                                                                       Stores

S. Nunn                     King & Spalding                            Partner, King & Spalding
                            191 Peachtree Street, N.E.
                            Atlanta, Georgia 30303

R.S. Penske                 Penske Corporation                         Chairman of the Board
                            13400 Outer Drive, West                    and President, Penske
                            Detroit, MI 48239-4001                     Corporation

F.H.T. Rhodes               Cornell University                         President Emeritus,
                            3104 Snee Building                         Cornell University
                            Ithaca, NY 14853

G. L. Rogers                General Electric Company                   Vice Chairman of the Board and
                            3135 Easton Turnpike                       Executive Officer, General
                            Fairfield, CT 06431                        Electric Company

A.C. Sigler                 Champion International                     Retired Chairman of the
                             Corporation                               Board and CEO and former
                            1 Champion Plaza                           Director, Champion International
                            Stamford, CT 06921                         International Corporation

D.A. Warner III             J. P. Morgan & Co., Inc.                   Chairman of the Board,
                            & Morgan Guaranty Trust Co.                President, and Chief
                            60 Wall Street                             Executive Officer,
                            New York, NY 10260                         J.P. Morgan & Co.
                                                                       Incorporated and Morgan
                                                                       Guaranty Trust Company

J.F. Welch, Jr.             General Electric Company                   Chairman of the Board
                            3135 Easton Turnpike                       and Chief Executive
                            Fairfield, CT 06431                        Officer, General Electric
                                                                       Company

R. C. Wright                National Broadcasting Company, Inc.        Vice Chairman of the Board and
                            30 Rockefeller Plaza                       Executive Officer, General
                            New York, NY  10112                        Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.


                                    Citizenship of Directors

                            P. Fresco                          Italy
                            C. X. Gonzalez                     Mexico
                            Andrea Jung                        Canada
                            All Others                         U.S.A.


                                                       EXECUTIVE OFFICERS


                            PRESENT                                    PRESENT
NAME                        BUSINESS ADDRESS                           PRINCIPAL OCCUPATION


J.F. Welch, Jr.             General Electric Company                   Chairman of the Board and
                            3135 Easton Turnpike                       Chief Executive Officer
                            Fairfield, CT 06431

J.R. Immelt                 General Electric Company                   President
                            3135 Easton Turnpike                       General Electric Company
                            Fairfield, CT 06431

P.D. Ameen                  General Electric Company                   Vice President and Comptroller
                            3135 Easton Turnpike
                            Fairfield, CT 06431

J.R. Bunt                   General Electric Company                   Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT 06431

D.C. Calhoun                General Electric Company                   Senior Vice President -
                            1 Neumann Way                              GE Aircraft Engines
                            Cincinnati, OH  05215

J.P. Campbell               General Electric Company                   Vice President -
                            Appliance Park                             GE Appliances
                            Louisville, KY 40225

W.J. Conaty                 General Electric Company                   Senior Vice President -
                            3135 Easton Turnpike                       Human Resources
                            Fairfield, CT 06431

D.D. Dammerman              General Electric Company                   Vice Chairman of the Board and
                            3135 Easton Turnpike                       Executive Officer, General
                            Fairfield, CT 06431                        Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

S. C. Donnelly              General Electric Company                   Senior Vice President -
                            P. O. Box 8                                Corporate Research
                            Schenectady, NY 12301                      and Development

M. J. Espe                  General Electric Company                   Senior Vice President -
                            Nela Park                                  GE Lighting
                            Cleveland, OH 44112

Y. Fujimori                 General Electric Company                   Senior Vice President -
                            1 Plastics Avenue                          GE Plastics
                            Pittsfield, MA 01201

B.W. Heineman, Jr.          General Electric Company                   Senior Vice President -
                            3135 Easton Turnpike                       General Counsel and Secretary
                            Fairfield, CT 06431

J.M. Hogan                  General Electric Company                   Senior Vice President -
                            P.O. Box 414                               GE Medical Systems
                            Milwaukee, WI 53201

J. Krenicki, Jr.            General Electric Company                   Vice President -
                            2901 East Lake Road                        GE Transportation Systems
                            Erie, PA  16531

R.W. Nelson                 General Electric Company                   Vice President -
                            3135 Easton Turnpike                       Corporate Financial Planning
                            Fairfield, CT 06431                        and Analysis

G.M. Reiner                 General Electric Company                   Senior Vice President -
                            3135 Easton Turnpike                       Chief Information Officer
                            Fairfield, CT 06431

J. G. Rice                  General Electric Company                   Senior Vice President -
                            1 River Road                               GE Power Systems
                            Schenectady, NY 12345

G.L. Rogers                 General Electric Company                   Vice Chairman of the Board
                            3135 Easton Turnpike                       and Executive Officer
                            Fairfield, CT 06431

K.S. Sherin                 General Electric Company                   Senior Vice President - Finance
                            3135 Easton Turnpike                       and Chief Financial Officer
                            Fairfield, CT 06431

L.G. Trotter                General Electric Company                   Senior Vice President -
                            41 Woodford Avenue                         GE Industrial Systems
                            Plainville, CT 06062

W. A. Woodburn              General Electric Company                   Senior Vice President -
                            41 Woodford Avenue                         GE Specialty Chemicals
                            Plainville, CT 06062

R. C. Wright                National Broadcasting Company, Inc.        Vice Chairman of the Board and
                            30 Rockefeller Plaza                       Executive Officer, General
                            New York, NY  10112                        Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.

                               Citizenship of All Executive Officers

                                          U.S.A.

                                                                    Schedule V

                       General Electric Pension Trust

Trustees                            Present Principal Occupation

Eugene K. Bolton           Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove        Executive Vice President of GEAM and Trustee of GEPT

John H. Myers              Vice President of General Electric Company, Chairman
                           of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman            Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis              Executive Vice President, General Counsel and
                           Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall       Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman         Executive Vice President of GEAM and Trustee of GEPT

Donald W. Torey            Executive Vice President of GEAM and Trustee of GEPT

John J. Walker             Executive Vice President - Chief Financial Officer
                           of GEAM and Trustee of GEPT


                        Citizenship of All Trustees

                                   U.S.A.
                                                                 Schedule VI

           GE Investment Private Partners I, Limited Partnership

The General Partner of GE Investment Private Partners I, Limited
Partnership is GE Asset Management Incorporated (a Delaware corporation). Its principal place of business is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

                      GE Asset Management Incorporated

The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.


Directors                          Present Principal Occupation

Eugene K. Bolton           Executive Vice President of GEAM and Trustee of GEPT

Michael J. Cosgrove        Executive Vice President of GEAM and Trustee of GEPT

John H. Myers              Vice President of General Electric Company, Chairman
                           of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman            Executive Vice President of GEAM and Trustee of GEPT

Alan M. Lewis              Executive Vice President, General Counsel and
                           Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall       Executive Vice President of GEAM and Trustee of GEPT

Geoffrey R. Norman         Executive Vice President of GEAM and Trustee of GEPT


Donald W. Torey            Executive Vice President of GEAM and Trustee of GEPT


John J. Walker             Executive Vice President - Chief Financial Officer
                           of GEAM and Trustee of GEPT

                        Citizenship of all Directors

                                   U.S.A


Executive Officers                 Present Principal Occupation

John H. Myers                    Chairman of the Board and President

Eugene K. Bolton                 Executive Vice President - Domestic Equity Investments

Michael J. Cosgrove              Executive Vice President - Sales and Marketing

Ralph R. Layman                  Executive Vice President - International Equity Investments

Alan M. Lewis                    Executive Vice President - General Counsel and Secretary

Robert A. MacDougall             Executive Vice President - Fixed Income

Geoffrey R. Norman               Executive Vice President - Marketing

Donald W. Torey                  Executive Vice President - Real Estate and Private Equities

John J. Walker                   Executive Vice President - Chief Financial Officer

Anthony J. Sirabella             Senior Vice President - Chief Information Officer

Christopher D. Brown             Senior Vice President - Equity Portfolios

David B. Carlson                 Senior Vice President - Equity Portfolios

Jane E. Hackney                  Senior Vice President - Equity Investments

Peter J. Hathaway                Senior Vice President - Equity Portfolios

Damian J. Maroun                 Senior Vice President - Equity Trading

Paul C. Reinhardt                Senior Vice President - Equity Portfolios

Richard L. Sanderson             Senior Vice President - Equity Research

Christopher W. Smith             Senior Vice President - Equity Investments

Ralph E. Whitman                 Senior Vice President - Equity Portfolios

Nancy A. Ward                    Vice President - Client Portfolio Manager - Domestic Equities

Gerald L. Igou                   Vice President - Equity Investments

Mark A. Mitchell                 Vice President - Equity Investments

John H. Schaetzl                 Vice President - Equity Investments

Brian Hopkinson                  Senior Vice President - International Equity Portfolios

Daizo Motoyoshi                  Senior Vice President - International Equity Portfolios

Michael J. Solecki               Senior Vice President - International Equity Portfolios

Judith A. Studer                 Senior Vice President - International Equity Portfolios

Peter Gillespie                  Vice President - International Equity Portfolios

T. Brent Jones                   Vice President - International Equity Portfolios

Paul Nestro                      Vice President - International Equity Portfolios

Makoto F. Sumino                 Vice President - International Equity Portfolios

Robert W. Aufiero                Vice President - Fixed Income

Kathleen S. Brooks               Vice President - Fixed Income

Paul M. Colonna                  Vice President - Fixed Income

William M. Healey                Vice President - Fixed Income

Craig M. Varrelman               Vice President - Client Portfolio Manager -  Fixed Income

Michael J. Caufield              Senior Vice President - Municipal Bonds

Robert R. Kaelin                 Senior Vice President - Municipal Bonds

Susan M. Courtney                Vice President - Municipal Bonds

Stella V. Lou                    Vice President - Municipal Bonds

Michael A. Sullivan              Vice President - Municipal Bonds

James M. Mara                    Senior Vice President - International Private Equities

Wolfe H. Bragin                  Vice President - Private Equities

Andreas T. Hildebrand            Vice President - Private Equities

Patrick J. McNeela               Vice President - Private Equities

David W. Wiederecht              Vice President - Private Equities

Philip A. Riordan                Senior Vice President - Real Estate

B. Bradford Barrett              Vice President - Real Estate

Robert P. Gigliotti              Vice President - Real Estate

Preston R. Sargent               Vice President - Real Estate

Timothy M. Morris                Vice President - Risk Management

Sandra J. O'Keefe                Vice President - Financial Planning & Analysis

William F. Ruoff, III            Vice President - Quality

Michael J. Tansley               Vice President & Controller

Matthew J. Simpson               Senior Vice President, Gen. Counsel - Investment Services & Asst.
                                 Secretary

Paul J. Crispino                 Vice President - Tax Counsel

Judith M. Bandler                Vice President - Benefits Counsel

Marc R. Bryant                   Vice President - Assoc. Gen. Counsel & Asst. Secretary

Jeanne M. La Porta               Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael M. Pastore               Vice President - Assoc. Gen. Counsel & Asst. Secretary

Scott A. Silberstein             Vice President - Assoc. Gen. Counsel & Asst. Secretary

Michael J. Strone                Vice President - Assoc. Gen. Counsel & Asst. Secretary

Anthony H. Zacharski             Vice President - Assoc. Gen. Counsel & Asst. Secretary



                   Citizenship of all Executive Officers

                                   U.S.A

--------
1 This percentage and all other such percentages in this Amendment are based on 34,377,798 shares of Common Stock outstanding, calculated by combining the 28,578,000 shares of Common Stock outstanding as of May 11, 2001, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, with 5,799,998 shares of Common Stock that the GE Parties (as such term is defined in Item 6 of this Amendment) received on conversion of the Company's Series A Preferred Stock following a written request made on June 19, 2001.